FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1

Reporting Issuer

MAG Silver Corp.
328-550 Burrard Street
Vancouver, BC  V6C 2B5

ITEM 2

Date of Material Change

August 3, 2007

ITEM 3

News Release

A press release with respect to the material change described herein was issued in Vancouver, British Columbia through Marketwire on August 3, 2007.

A copy of the news release is attached hereto as Schedule A.

ITEM 4

Summary of Material Change

The board of directors (the "Board") of MAG Silver Corp. ("MAG Silver") adopted a shareholder rights plan (the "Plan") effective August 3, 2007 for which shareholder ratification is to be sought within six months.  The terms of the Plan are contained in a rights agreement (the "Rights Agreement") dated as of August 3, 2007 between MAG Silver and Computershare Investor Services Inc., as rights agent.  The Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of MAG Silver. The Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also is intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

ITEM 5

Full Description of Material Change

The following description of the Plan is a summary only.  Reference is made to the Rights Agreement constituting the Plan, a copy of which has been filed on SEDAR and on EDGAR.

The Board approved the Plan on August 3, 2007 and authorized the issue of one right (a "Right") in respect of each outstanding common share of MAG Silver ("Share") to holders of record as at 4:00 p.m. (Vancouver time) on August 3, 2007 (the "Record Time").

MAG Silver entered into the Rights Agreement with Computershare Investor Services Inc., as rights agent, to act in connection with the exercise of Rights, the issue of certificates evidencing the Rights and other related matters.

The principal terms and conditions of the Plan are summarized below.

Term

If ratified by the shareholders of MAG Silver on or before February 3, 2008, the Plan will continue in force up to the end of MAG Silver's third annual meeting of shareholders after such approval.

Issue of Rights

On August 3, 2007, the Board implemented the Plan by authorizing the issue of one Right in respect of each outstanding Share to holders of record as at the Record Time.  The Board also authorized the issue of one Right in respect of each Share issued after the Record Time and prior to the Separation Time (as defined below) and the Expiration Time.

Exercise of Rights

The Rights are not exercisable initially The Rights will separate from the Shares and become exercisable at the close of business on the tenth business day after the earlier of the first public announcement of facts indicating that a person has acquired Beneficial Ownership (as defined in the Plan) of 20% or more of the Shares or the commencement of, or first public announcement of, the intent of any person to commence a take-over bid which would result in such person Beneficially Owing 20% or more of the Shares, or the date upon which a Permitted Bid or Competing Permitted Bid (as defined in the Plan) ceases to be such, or such later time as the Board may determine in good faith (in any such case, the "Separation Time").  After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Share at an exercise price per Right of $75.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Shares.

Flip-in Event and Exchange Option

Subject to certain customary exceptions, upon the acquisition by any person (an "Acquiring Person") of 20% or more of the Shares (a "Flip-in Event") and following the Separation Time, each Right, other than a Right Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Shares which have a market value equal to two times the exercise price of the Rights.  Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.  The Plan provides that a person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Shares.

In addition, the Plan permits the Board to authorize MAG Silver, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of MAG Silver or a combination thereof.

Certificates and Transferability

Prior to the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate.  Certificates issued after August 3, 2007 will bear a legend to this effect.  Prior to the Separation Time, Rights will not be transferable separately from the associated Shares.  From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Shares.

Permitted Bids

The Plan will not be triggered by a Permitted Bid or Competing Permitted Bid.  A Permitted Bid is one that: (i) is made by means of a take-over bid circular, (ii) is made to all holders of Shares for all Shares held by them; (iii) is open for at least 60 days; (iv) contains a condition that no Shares will be taken up and paid for until at least 50% of the independent shareholders have tendered and not withdrawn, (v) contains a condition that Shares may be deposited at any time and withdrawn until they are taken up and paid for, and (vi) contains a provision that, if 50% of the independent shareholders tender, the bidder will make an announcement to that effect and keep the bid open for at least ten more business days.

Redemption and Waiver

The Rights may be redeemed by the Board at a redemption price of $0.0001 per Right at any time prior to the occurrence of a Flip-in Event without the prior approval of the holders of Shares or Rights.  The Board will be deemed to have elected to redeem the Rights if a person who has made a take-over bid in respect of which the Board has waived the application of the Plan takes up and pays for Shares pursuant to the terms and conditions of such take-over bid.

The provisions of the Plan which apply upon the occurrence of a Flip-in Event may be waived at the option of the Board and without the prior approval of the holders of Shares or Rights in certain circumstances prior to the occurrence of a Flip-in Event.  The Board would, however, by virtue of such waiver be deemed to have waived the Plan with respect to any other Flip-in Event.  In addition, the operation of the Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its beneficial ownership of Shares such that it is no longer an Acquiring Person.

Amendment of the Plan

The Board may amend the Agreement and the Rights without the prior approval of the holders of Shares or Rights in the period before the Plan is initially ratified and approved by the shareholders of MAG Silver.  Thereafter, amendments, other than those required to correct clerical or typographical errors or to maintain the validity of the Plan as a result of a change of law, will require shareholder approval.

ITEM 6

Confidentiality

This report is not being filed on a confidential basis.

ITEM 7

Omitted Information

None.

ITEM 8

Executive Officer

For additional information with respect to this material change, the following executive officer of MAG Silver may be contacted:

Dan MacInnis
President and Chief Executive Officer
(604) 630-1399

ITEM 9

Date of Report

August 3, 2007

DATED at Vancouver, British Columbia this 3rd day of August, 2007.

(signed) Jonathan A. Rubenstein

Jonathan A. Rubenstein

Director

SCHEDULE A

MAG Silver Corp

For Immediate Release

August 3, 2007

N/R #07-22

MAG ANNOUNCES ADOPTION OF

SHAREHOLDER RIGHTS PLAN

Vancouver, B.C…MAG Silver Corp. (TSXV:MAG; AMEX:MVG) ("MAG" or "the Company") announces that its Board of Directors (the "Board") has adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of MAG. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also is intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

The Rights Plan is not being adopted in response to any proposal to acquire control of the Company.

The rights issued under the Rights Plan will become exercisable only when a person, including its affiliates and associates and persons acting jointly or in concert with it, acquires or announces its intention to acquire beneficial ownership of shares which when aggregated with its current holdings total 20% or more of the outstanding common shares of the Company (determined in the manner set out in the Rights Plan) without complying with the "Permitted Bid" provisions of the Rights Plan or without approval of the Board. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be "Permitted Bids." Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for at least 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than the person making the take-over bid and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

The Rights Plan will be presented for ratification by the shareholders at a meeting to be held on or before February 3, 2008.  If approved by shareholders, the Rights Plan will expire at the end of the third annual meeting of the Company's shareholders after such approval is obtained unless renewed by the Shareholders.

About MAG Silver Corp. ( www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner, Industrias Peñoles, are delineating a significant new silver vein deposit on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada and trades on the Toronto Stock Venture Exchange (TSX-V) under the symbol MAG and on the American Stock Exchange (AMEX) under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the TSX Venture Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.